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                                                                   EXHIBIT 99.3




                                VISTA GOLD CORP.

                           CERTIFICATE OF ELIGIBILITY
         PURSUANT TO SECTION 5.3(2) OF NATIONAL POLICY STATEMENT NO. 47


TO:              British Columbia Securities Commission
                 Alberta Securities Commission
                 Saskatchewan Securities Commission
                 The Manitoba Securities Commission
                 Ontario Securities Commission
                 Commission des valeurs mobilieres du Quebec
                 Nova Scotia Securities Commission
                 Office of the Administrator, New Brunswick
                 Securities Commission of Newfoundland
                 Registrar of Securities, Prince Edward Island


       PURSUANT to section 5.3(2) of National Policy Statement No. 47, the undersigned hereby certifies that Vista Gold Corp. satisfies the requirements in section 4.1(1)(a), (b) and (c) of National Policy Statement No. 47.


       DATED this 19th day of May 1997.


                                          VISTA GOLD CORP.



                                          By: /s/ A. J. ALI
                                             -----------------------------
                                             A. J. Ali,
                                             Vice President Finance and
                                             Chief Financial Officer





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